

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via Facsimile
John J. Mulligan
Chief Financial Officer
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 15, 2012**
> **File No. 001-06049**

Dear Mr. Mulligan:

We have limited our review of your filing to the issue we have addressed in our comment below. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Risk Factors, page 2

If we fail to protect the security of personal information about our guests…, page 7

1. In response to comment 1 in our letter dated June 14, 2012, you state that you have reviewed the nature, severity and frequency of the data security incidents you have experienced and concluded that these incidents would not, individually or in the aggregate, be considered important by a reasonable investor with respect to an investment decision concerning your company. In future filings, beginning with your next Form 10-Q, please state the fact that you have experienced data security incidents so that investors are able to evaluate the risks in the appropriate context. Currently, your disclosure suggests that no such incidents have occurred. You may include language that describes the severity and frequency of these incidents.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director